Unit 100 - 12051 Horseshoe Way Richmond, BC V7A 4V4 Canada Toll Free in Canada & USA: 1-800-406-ROOT (7668) Telephone: (604) 272-4118 Facsimile: (604) 272-4113 OTCBB: “CCCFF” Web: www.chainata.com

January 27, 2011

Tia Jenkins
Office of Beverages, Apparel and Healthcare Services
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Chai-Na-Ta Corp.
Form 20-F for the fiscal year ended December 31, 2009
Filed March 31, 2010
File No. 000-20386

Dear Ms. Jenkins:

In response to your letters dated December 30, 2010, we address the following:

Item 5. Operating and Financial Review and Prospectus, page 15

Operating Results, page 16

Fiscal year ended 12/31/2009 compared with year ended 12/31/2008, page 16

1.	Q.
We refer you to paragraph six on page 17. You disclose in 2009 you received $995,000 in supplemental government payments, net of program participation fees. Since the amount of these payments was material to 2009 net income, please describe the reason for and nature of these payments and whether you expect to receive government payments in the future. Please also disclose the program participation fees paid by you in each fiscal year to the extent material. See Item 5.A.4 of the General Instructions to Form 20-F.

A.
The supplemental government payments derive from a federal Canadian program called AgriStability and for the year ended December 31, 2009, the payment received was for the 2007 program year. The basis of these payments is to aid agriculture businesses for losses of their margin relative to historic prices. The calculation of margins is set out by specific rules of what can and cannot be included separate. The program year margin is compared to a reference margin which is an “Olympic average” of the margin of the prior five years (removal of the highest and lowest margin, average of the remaining three) and a payment is received if the margin falls below 85% of the reference margin. The Company filed an adjustment for the 2007 program year in 2010 as the rules were amended to allow an entity to file on an accrual basis instead of a cash basis. The adjustment to the accrual basis resulted in an additional payment of $138,000 in 2010. The Company will not receive payments for the 2008 or 2009 program years. Program participation fees are considered not material as they are less than $10,000 per year.

We would like to amend the paragraph included in Item 5, Operating Results, Fiscal year ended 12/31/2009 compared with year ended 12/31/2008 which details non-operating income as follows:

The Company had other non-operating income of $2,079,000 for the year ended December 31, 2009 which included $470,000 in foreign exchanges gains, $611,000 in gains on the disposal of property, plant and equipment, $995,000 in government supplement payments net of participating fees and miscellaneous non-operating income of $3,000. For the year ended December 31, 2008, the Company had other non-operating losses of $446,000 which included $769,000 in foreign exchanges losses, $256,000 in gains on the disposal of property, plant and equipment, $64,000 in government supplement payments net of participating fees and miscellaneous non-operating income of $3,000. Government supplement payments were from the Canadian federal government and were received as part of a program to aid agriculture businesses for losses of their margin relative to historic prices. The payment received for the year ended December 31, 2009 was from the 2007 program year. The Company does not expect a similar payment to be received for the 2008 and 2009 program years and considers these payments non-recurring.

Critical Accounting Policies and Significant Estimates, page 22

2.	Q.
Please expand your inventory policy to describe how management estimates the expected selling price of the roots in determining the net realizable value. Please provide insight on whether you use any observable market inputs and discuss the significant estimates and judgments made by management to estimate the expected selling price.

A.

Ginseng roots are harvested in autumn of each year. During the harvest period, the Company grades its inventory based on size, shape, color and taste and it receives bids from its various customers for each inventory lot. For inventory that is contracted to a customer, the agreed selling price is used to determine net realizable value. For any inventory that has not yet been contracted, the Company estimates net realizable value primarily based on the most recent unaccepted bids received from its customers.

We consider the current disclosure of this policy adequate but will consider expanding it further in future submissions.

Item 15T Controls and Procedures, page 38

Disclosure Controls and Procedures, page 38

3.	Q.
We note your certifying officers have concluded that your disclosure controls and procedures, (DC&P) are effective to ensure that information filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules. However, this addresses only part of the required disclosure regarding DC&P. Please confirm to us this statement does not qualify management’s conclusion of the effectiveness of DC&P as of December 31, 2009. Please also revise to state, if true, that your certifying officers concluded that DC&P are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please refer to Exchange Act Rule 13a-15(c).

	A.	We would like to make the following revision to Item 15 of Form 20-F that was filed on March 31, 2010 and will re-file by an amendment to Form 20-F.

4.	Q.
We note your disclosure in the second paragraph on page 39 regarding management’s belief that DC&P provide a reasonable level of assurance that they are effective. Please revise the conclusion regarding the effectiveness of DC&P to state clearly, if true, that your DC&P are designed to provide reasonable assurance of achieving their objectives and that your certifying officers concluded that your DC&P are effective at that reasonable assurance level. In the alternative, remove all references to the level of assurance of your DC&P. Please refer to Section II.F.4 of Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

A.
We would like to move that paragraph to be under Disclosure Controls and Procedures with the following revision to Item 15 of Form 20-F that was filed on March 31, 2010 and will re-file by an amendment to Form 20-F.

“ITEM 15 ~~T~~ CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management notes that, while they believe the Company’s disclosure controls and procedures are designed to provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures ~~or internal control over financial reporting~~ will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report, being the year ended December 31, 2009. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level as of December 31, 2009 to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission (“SEC”) rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

Management’s Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) or 15d-15(f)). This internal control system was designated to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management, with the participation of the Chief Executive Officer and Chief Financial Officer conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 based on the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the management has concluded that the Company’s internal control over financial reporting as of December 31, 2009 is effective.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

There are no changes in the Company’s internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonable likely to material affect, the Company’s internal control over financial reporting.”

Exhibits 12.1 and 12.2

5.	Q.
We note that the introductory language in paragraph four does not include the certifying officers’ responsibilities to establish and maintain internal control over financial reporting. Please file amendment to the December 31, 2009 Form 20-F that address this issue.

A.

We would like to make the following revision to paragraph 4 of the certifications under Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act to include the introductory language and will re-file by an amendment to Form 20-F.

“4. The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:”

Exhibits 13.1

6.	Q.	Please revise your filing to include certifications for the year ended December 31, 2009, the period covered by the annual report on Form 20-F. See Item 601(b)(32) of the Regulation S-K.

A.
We would like to make the following revision to the certificate for the period covered by the annual report and will re-file by an amendment to Form 20-F

“In connection with the Annual Report on Form 20-F of Chai-Na-Ta Corp. (the “Company”) for the year ended December 31, 2009 as filed with the Securities and Exchange Commission on March 31, 2010, as amended by this Amendment No. 1 on Form 20-F/A on the date hereof (the “Report”), each of the undersigned officers of the Company certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of such officer’s knowledge:”

In connection with responding to your comments, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will file an amendment to Form 20-F incorporating the revisions described above and file it on EDGAR for your review.

If you have any questions, please feel free to contact me at (604)-272-4118.

Yours truly,

“TERRY LUCK”

Terry Luck,
Chief Financial Officer
CHAI-NA-TA CORP.